BB 12/21

K9 12/22

06050288

UN

SECURITIES AND ON

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

SEC MAIL RECEIVED PROCESSING
NOV 2 9 2006
WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOESIS CAPITAL CORP.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CLINT MOORE ROAD
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO B.M. LETSCHERT (561) 998-8884
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

12/22

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nico B.M. Letschert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noesis Capital Corp., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. LETSCHERT
MY COMMISSION # DD 514328
EXPIRES: February 5, 2010
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOESIS CAPITAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006
AND
INDEPENDENT AUDITORS' REPORT

Ahearn
Jasco +
Company

Certified
Public
Accountants
Chartered

NOESIS CAPITAL CORP. AND SUBSIDIARIES

TABLE OF CONTENTS

Ahearn
Jasco +
Company

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

SEC MAIL PROCESSING
RECEIVED
NOV 29 2006
WASH. D.C. 213 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noesis Capital Corp.

We have audited the accompanying consolidated statement of financial condition of Noesis Capital Corp. and its subsidiaries (the "Company") as of September 30, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Noesis Capital Corp. and its subsidiary as of September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 13, 2006

NOESIS CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 180,298
Receivble from clearing organization	126
Prepaid expenses	435
Securities owned, not readily marketable, at original subscription cost	100,000
Note receivable, net of allowance of $240,000	-
TOTAL	$ 280,859

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 17,105
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 7,500 shares authorized, issued, and outstanding	75
Additional paid in capital	173,475
Retained earnings	90,204
TOTAL STOCKHOLDER'S EQUITY	263,754
TOTAL	$ 280,859

The accompanying notes should be read with this consolidated financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Noesis Capital Corp. was incorporated in the State of Florida on September 24, 1993 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). Noesis Capital Corp. and its wholly-owned subsidiaries, Noesis Gray LLC, Noesis Blue LLC, and Noesis Green LLC are collectively referred to as the "Company". The Company is a wholly-owned subsidiary of Noesis International Holdings, Inc. ("Holdings") and related through common ownership to Noesis Capital Management Corp. Holdings, together with its subsidiaries, is hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Bear Stearns Securities Corp., ("Bear Stearns"), on a fully disclosed basis. Bear Stearns provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

Basis of Presentation

The consolidated financial statement includes the accounts of Noesis Capital Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

Marketable and Other Securities

Marketable securities are valued at market value. Securities not readily marketable are valued at original subscription cost or at fair value as determined by management. The resulting difference between cost and market value (or fair value) is included in the statement of operations.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $1114,443, which was $109,443 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .15 to 1, based on an aggregated indebtedness of $17,105 as of September 30, 2006.

NOTE 3. SECURITIES OWNED

Securities owned consist of convertible preferred stock that is not readily marketable. The convertible preferred stock is reported in the statement of financial position at original subscription cost, which management believes to approximate fair value.

NOTE 4. NOTE RECEIVABLE

The Company previously converted its accounts receivable balance from one investment banking customer into a $450,875 note receivable. The former note included interest at 8% with interest payable on a quarterly basis beginning December 31, 2004 and one-half of the principal payable upon the closing of any financing with gross proceeds in excess of $2,000,000 or no later than October 31, 2006. The Company had an original note receivable with the customer as of September 30, 2003, for the then outstanding balance of $250,000. Beginning October 1, 2003, any additional revenue from this customer has been accounted for on the cash basis. The additional $250,875 added after September 30, 2003 is a result of continuing consulting activities with the customer and accrued interest on the note.

On December 31, 2005, the Company converted the note receivable with accrued interest through June 30, 2004 into a new note receivable in the amount of $511,909. The note bears interest at 9% payable with one-half of the principal payable upon the closing of any financing with gross proceeds in excess of $3,000,000 or no later than April 1, 2008. The Company is continuing to account for revenues from this new note on the cash basis.

As collectibility of the entire amount of the accounts receivable/note receivable is not reasonably assured, the full amount of the remaining previously recorded accounts receivable/note receivable balance of $240,000 has been allowanced as uncollectible as of September 30, 2006.

NOTE 5. RELATED PARTY TRANSACTIONS

Lease
The Company's corporate offices are located in a building for which the lease agreement is with Holdings. The Company was provided use of their space at no charge from Holdings.

Contribution to Capital
The Company's income tax liability was assumed by Holdings through a contribution to capital.

NOTE 5. RELATED PARTY TRANSACTIONS (continued)

Dividends Paid

The Company remitted to Holdings a $100,000 cash dividend during the year ended September 30, 2006.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2006.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.